August 23, 2024

Shuo Shi
Chief Executive and Operations Officer
WiMi Hologram Cloud Inc.
Room#1508, 4th Building, Zhubang 2000 Business Center, No. 97
Balizhuang Xili
Chaoyang District, Beijing
The People   s Republic of China, 100020

       Re: WiMi Hologram Cloud Inc.
           Registration Statement on Form F-3
           Filed August 9, 2024
           File No. 333-281416
Dear Shuo Shi:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Jacen Chen